Exhibit (a)(2)

FA EMAIL

Subject: CNL Growth Properties’ Board Recommends Stockholders Reject Tender Offers from CMG Partners & Everest REIT

Distribution Date: 12/x/2015

CNL Growth Properties’ Board of Directors Recommends Stockholders Reject the Tender Offers from CMG

Partners & Everest REIT.

On Nov. 24, 2015, CMG Partners, LLC and certain of its affiliates (CMG) launched an unsolicited offer to purchase up to 1,500,000 shares of common stock of CNL Growth Properties, Inc. (the REIT) at a price of $5.00 per share in cash. On the same date, the REIT announced a special distribution of at least $1.00 per share and a maximum of $1.70 per share, dependent on the sale of a pending property before Dec. 31, 2015. Following the REIT’s announcement, CMG then reduced its offer price to $4.00 per share.

On Dec. 2, 2015, Everest REIT Investors I, LLC (Everest) also filed an unsolicited offer to purchase up to 1,130,000 shares at $5.00 per share in cash.

After careful evaluation, the REIT’s board of directors recommends that stockholders reject both offers.

The REIT’s last estimated net asset value (NAV) per share announced in February 2015 was $9.40 per share. Assuming the pending sale closes and the special distribution is $1.70 per share, the REIT’s 2014 NAV would be revised to $7.70 per share on a pro forma basis. This represents a significant premium over both the CMG and Everest offer prices. The REIT recently engaged CBRE Capital Advisors, Inc., an independent investment banking firm, to assist the board of directors and valuation committee with determining a valuation and estimating the REIT’s NAV as of Dec. 31, 2015. The REIT intends to produce and disclose the results as soon as feasible after the fiscal year-end.

For the reasons set forth in the REIT’s Solicitation/Recommendation Statements on Schedule 14D-9 both filed with the Securities and Exchange Commission (the SEC), including but not limited to those summarized below, the board of directors concluded that the offers are not in the best interests of the REIT’s stockholders:

•	The board of directors believes CMG and Everest are opportunistic purchasers attempting to acquire shares as cheaply as possible and deprive stockholders who accept their offers of the potential long-term value of their investment.

•	While there is no guarantee regarding the future value of the REIT’s stock, or the stockholders’ ability to realize that value, the offers will result in the purchase of the shares by CMG and Everest at a significant discount to the REIT’s estimated NAV.

•	Stockholders choosing to participate in the offers will lose the right to receive any consideration received in a possible liquidity event or liquidating distributions made or declared after the expiration of the offers. However, the actual date of any such liquidity event is at the discretion of the board of directors, and is subject to the REIT’s governing documents.

The board of directors recognizes that a stockholder may decide to accept an offer based on, among other things, his, her or its particular liquidity needs. The board of directors acknowledges that each stockholder must evaluate whether to tender his, her or its shares based on all the information available, including the factors considered by the REIT’s board of directors and described in the Schedule 14D-9s.

For additional information, please review the REIT’s Schedule 14D-9 for CMG and Everest filed on Dec. 7, 2015, with the SEC.

See SEC filing or offering documents for complete details. This information is derived from the issuer’s public filings and does not replace or supersede any information provided therein.

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, will, continues, could and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the REIT’s ability to control or accurately predict. The reader should not place undue reliance on forward-looking statements.